Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     Claude Resources Releases Madsen Fork Zone Exploration Results

     "Claude Intercepts 12.11 g/tonne Au Over 10.33 Meters"

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, SK, Feb. 28 /CNW Telbec/ - Claude Resources today reported on its gold exploration results from the Fork Zone area of the Madsen property located at Red Lake, Ontario. The results augment those released for the
Russet South area on February 26 2008.
     The highlights of assay results from fifteen holes drilled from Q4 2007 to date in 2008 (assays are pending for an additional eleven drill holes)
include:

     <<
     Hole ID    Dip  From     Grams/  Length
                     (m.)      Tonne    (m.)
     ---------------------------------------
                (31.104 g (equal sign) 1 oz)
     RUM-07-21  -50   209   7.51 g/t    2.00
     RUM-07-22  -60   383   8.09 g/t    1.00
     RUM-07-26  -50   163  11.72 g/t    2.00
     RUM-07-26  -50   194   8.71 g/t    1.00
     RUM-07-28  -62   323  10.8  g/t    1.00
     RUM-07-38  -50   243  12.04 g/t    1.00
     RUM-08-42  -50   282   7.99 g/t    1.15
     RUM-08-46  -60   137  14.74 g/t    1.60
     RUM-08-48  -60   110  12.11 g/t   10.33  including 17.14 g/t over 3.63 m
                                              Including 31.38 g/t over 1.97 m

     "The results of the Fork Zone program further highlight the potential for development of high grade resources associated with the Mafic/Ultramafic trend," said Brian Skanderbeg, Exploration Manager with Claude Resources Inc.
"We have significantly expanded the strike length of the mineralization to
340 meters and it remains open along strike to the north, to the south and down plunge. Hole RUM-08-48 is the best intercept to date and emphasizes the potential for near surface, high grade resources."
     The results from the recent Claude Resources drilling program at the Fork
Zone are consistent with those reported by Placer Dome in 2003 which included the following:

     - 24.3 g/t over 0.5 m; 30.5 g/t over 0.8 m; 27.2 g/t over 2.1 m; 85.7 g/t over 0.7 m; 21.3 g/t over 0.6 m
     >>

     The Fork Zone area lies approximately 600 meters southwest of the Russet
South mineralization zone along the Mafic/Ultramafic trend. A map of the Fork
Zone, the Madsen exploration property map and the full Fork Zone exploration results are available on the Claude Resources website at
www.clauderesources.com.

     Claude Resources will be participating in the Prospectors and Developers
Association of Canada (PDAC) from March 2nd to 5th (at booth (number sign)3130). Core from the Fork Zone exploration program will be on display.
     Brian Skanderbeg, P.Geo. and M.Sc., Claude's Exploration Manager, is the
Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to TSL
Laboratory in Saskatoon, Saskatchewan and/or SGS Laboratories at Red Lake,
Ontario. Both laboratories are ISO approved. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a
30 gram gold fire assay with an atomic absorption and gravimetric finish.
Intercepts are reported as drilled widths and range from 65% to 90% of true widths. Composite intervals were calculated using a 3.00 g/t cut-off and may include internal dilution.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 800,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., (306) 668-7505; Brian Skanderbeg, Exploration Manager, Claude
Resources Inc., (306) 668-7505; Dwight Percy, Communications and Corporate
Development Manager, Claude Resources Inc., (306) 668-7501,
clauderesources(at)clauderesources.com; www.clauderesources.com; Renmark
Financial Communications Inc.: Neil Murray-Lyon,
nmurraylyon(at)renmarkfinancial.com; James Buchanan,
jbuchanan(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 14:17e 28-FEB-08